SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share; and

Series B Liberty Capital common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106

Series B Liberty Capital common stock: 530322205

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	530322106 (LCAPA) 530322205 (LCAPB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Liberty Capital Series A common stock: 2,193,467 (1), (2), (3), (4), (5), (6) Liberty Capital Series B common stock: 8,162,584 (1)

	8	Shared Voting Power Liberty Capital Series A common stock: 34,759 (7) Liberty Capital Series B common stock: 124,145 (7)

	9	Sole Dispositive Power Liberty Capital Series A common stock: 2,193,467 (1), (2), (3), (4), (5), (6) Liberty Capital Series B common stock: 8,162,584 (1)

	10	Shared Dispositive Power Liberty Capital Series A common stock: 34,759 (7) Liberty Capital Series B common stock: 124,145 (7)

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Capital Series A common stock:  2,228,226 (1), (2), (3), (4), (5), (6), (7)

Liberty Capital Series B common stock:  8,286,729 (1), (7)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Liberty Capital Series A common stock: 1.97% (8) Liberty Capital Series B common stock: 83.44% (8)

14		Type of Reporting Person IN

(1) Includes 101,778 LCAPA shares and 230,564 LCAPB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 1,184 LCAPA shares held by the Liberty Media 401(k) Savings Plan for the benefit of Mr. Malone.

(3) Includes 8,378 restricted LCAPA shares, of which 1,675 shares will vest within 60 days after November 28, 2011.

(4) Includes 92,423 LCAPA shares that may be acquired upon exercise of stock options exercisable within 60 days after November 28, 2011.

(5) Includes 1,989,060 LCAPA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 622 LCAPA shares pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(6) Does not include shares of LCAPA issuable upon conversion of shares of LCAPB beneficially owned by Mr. Malone; however, if such shares of LCAPA were included, Mr. Malone would have sole voting and dispositive power over 10,356,051 LCAPA shares and Mr. Malone’s beneficial ownership of LCAPA would be 9.15%, subject to the relevant footnotes set forth herein.

(7) Includes 34,759 LCAPA shares and 124,145 LCAPB shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 113,131,842 LCAPA shares and 9,931,373 LCAPB shares, in each case, outstanding as of November 28, 2011 based on information provided by the Issuer.  At the option of the holder, each share of LCAPB is convertible into one share of LCAPA. Each share of LCAPB is entitled to 10 votes, whereas each share of LCAPA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 40.04% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Liberty Media Corporation (the “Issuer”). The Report on Schedule 13D originally filed with the Commission by Mr. Malone on October 3, 2011 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 13D.

Mr. Malone is filing this Amendment to report a change in his beneficial ownership of shares of the Issuer resulting from the November 28, 2011 (the “Conversion Date”) conversion (the “Conversion”) of all outstanding shares of Liberty Starz common stock into shares of Liberty Capital common stock.  The Conversion was effected by action of the Issuer’s board of directors in accordance with Article IV, Section A.2(b)(ii) of the Issuer’s restated certificate of incorporation.

Item 3.                    Source and Amount of Funds.

Item 3 of the Schedule 13D is amended and supplemented to add the following information:

In the Conversion, each share of LSTZA outstanding as of 5:00 p.m., New York City time, on the Conversion Date was converted into 0.88129 shares of LCAPA and each share of LSTZB outstanding as of 5:00 p.m., New York City time, on the Conversion Date was converted into 0.88129 shares of LCAPB.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)           Mr. Malone beneficially owns (without giving effect to the conversion of LCAPB shares into LCAPA shares) (i) 2,228,226 LCAPA shares (including (x) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (y) 92,423 shares that may be acquired within 60 days after November 28, 2011 pursuant to stock options, and (z) 34,759 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership) which represent approximately 1.97% of the outstanding LCAPA shares, and (ii) 8,286,729 LCAPB shares (including (y) 230,564 shares held by his wife as to which he disclaims beneficial ownership and (z) 124,145 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 83.44% of the outstanding LCAPB shares. The foregoing percentage interests are based on (1) 113,131,842 LCAPA shares and 9,931,373 LCAPB shares, in each case, outstanding as of November 28, 2011, based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after November 28, 2011. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 40.04% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 34,759 LCAPA shares and 124,145 LCAPB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)           Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days. On October 25, 2011, Mr. Malone disposed of 250,000 shares of LCAPA.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated to read as follows:

Of the shares of Common Stock beneficially owned by Mr. Malone, 1,989,060 LCAPA shares are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and 622 LCAPA shares are pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2011
Date

/s/ John C. Malone
John C. Malone